SUBMISSION:
TYPE:  SC 13G
FILING DATE:  20030903

COMPANY DATA:
CONFORMED NAME:  REED CONNER & BIRDWELL LLC.
CIK: 0000860644
CCC: ifko$p3n
IRS NUMBER:  95-4833644
STATE OF INCORPORATION:  DE
FISCAL YEAR END:  1231

FILING VALUES:
FORM TYPE:  SC 13G
ACT:  34

SUBMISSION CONTACT:
NAME:  D. BEASLEY
PHONE: 3104784005

BUSINESS ADDRESS:
STREET:  11111 SANTA MONICA BOULEVARD, SUITE 1700
CITY:  LOS ANGELES
STATE:  CA
ZIP:  90025

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                             SCHEDULE 13G
                Under the Securities Exchange Act of 1934


                         Williams-Sonoma, Inc.
                           (Name of Issuer)


                             Common Stock
                     (Title of Class of Securities)


                              969904101
                            (CUSIP NUMBER)

Check the appropriate box to designate the rule pursuant to Which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Check the following box is a fee is being paid with this statement [  ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP NO. 969904101

1. NAME OF REPORTING PERSON & I.R.S. IDENTIFICATION NO.

Reed Conner & Birdwell, LLC. ("RCB") I.R.S. 95-4833644

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) [   ]
N/A                 (b) [   ]

3. SEC USE ONLY


4. CITIZENSHIP OF PLACE OR ORGANIZATION

   Delaware (Offices Located in California)

NUMBER OF        5.   SOLE VOTING POWER          3,399,724
SHARES
BENEFICIALLY     6.   SHARED VOTING POWER        0
OWNED BY
EACH             7.   SOLE DISPOSITIVE POWER     3,399,724
REPORTING
PERSON WITH	 8.   SHARED DISPOSITIVE POWER   0

9. AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

3,399,724

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*      [  ]

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.9%

12. TYPE OF REPORTING PERSON*

IA

Cusip # 969904101
Item 1: Reporting Person - Donn B. Conner
Item 4: U.S.A.
Item 5: 3,399,724
Item 6: None
Item 7: 3,399,724
Item 8: None
Item 9: 3,399,724
Item 11: 2.9%
Item 12: IN

Cusip # 969904101
Item 1: Reporting Person - Jeff Bronchick
Item 4: U.S.A.
Item 5: 3,399,724
Item 6: None
Item 7: 3,399,724
Item 8: None
Item 9: 3,399,724
Item 11: 2.9%
Item 12: IN



Item 1.

(a) Name of Issuer: Williams-Sonoma, Inc.

(b) Address of Issuer's Principal Executive Offices

3250 Van Ness Avenue
San Francisco, CA  94109

Item 2.

(a) Name of Person Filing: Reed Conner & Birdwell, LLC.

(b) Address of Principal Office:

11111 Santa Monica Boulevard
Suite 1700
Los Angeles, CA  90025

(c) Citizenship: Delaware LLC

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 969904101

Item 3. If this statement if filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(e) [X] An investment adviser in accordance with 240.13d-
        1(b)(1)(ii)(E)

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Reed Conner & Birdwell 3,399,724

(b) Percent of Class: 2.9%

(c) Number of Shares as to which person has:

     (i) Sole power to vote or to direct the vote 3,399,724

     (ii) Shared power to vote or to direct the vote 0

     (iii) Sole power to dispose or to direct the disposition of 3,399,724

     (iv) Sole power to dispose or to direct the disposition of
          0

Item 5. Ownership of Five Percent or Less of a Class [x]

Reed Conner & Birdwell, LLC (RCB) manages a portfolio for one of the directors and 10% holder of Williams-Sonoma, Inc. The assets are included in the client's custodial account managed by RCB, however RCB does not have discretionary authority over the director's shares. These shares were incorrectly included in the previous filing.


Item 6. Ownership of More than Five Percent on Behalf of
        Another Person.

N/A


Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security Being Reported on By the
        Parent Holding Company

N/A


Item 8. Identification and Classification of Members of the
        Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2003


Reed Conner & Birdwell, LLC.


By:  /S/ Donn B. Conner
----------------------------------
Donn B. Conner, President & CEO


By:  /S/ Jeffrey Bronchick
----------------------------------
Jeffrey Bronchick, CIO





JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(F)(1)


This agreement is made pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer."
The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers states that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated: September 3, 2003


By: /S/ Donn B. Conner
-----------------------------------
Donn B. Conner, President & CEO


By: /S/ Jeffrey Bronchick
-----------------------------------
Jeffrey Bronchick, CIO